December 29, 2020



Via Email

Daniel S. Evans
Ropes & Gray LLP
1211 Avenue of the Americas
New York, New York 11036

       Re:    Seacor Holdings, Inc.
              Schedule TO-T/A filed on December 21, 2020
              Schedule TO-T filed on December 18, 2020
              Filed by American Industrial Partners Capital Fund VII, LLP et al.
              File No. 5-42593

Dear Mr. Evans:

        The Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. Our review was limited to the issues identified in our comments below. All defined terms have the same meaning as in the Offer to Purchase included as Exhibit 99(A)(1)(A) to the
Schedule TO-T.

       Please respond to this letter by revising your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule TO - General

   1. We note the disclosure that    an investment vehicle    owns Parent,
which is a holding
      company formed to effect the Merger. Please explain supplementally why this investment vehicle has not been included as a filer on the Schedule TO, or revise to add it as a filer.

   2. See our last comment above. AIP Fund VII GP controls both the investment vehicle and named bidder AIP Fund VII. Please explain supplementally why AIP Fund VII GP has not been included as a filer on the Schedule TO, or revise to add it as a filer.
 Daniel S. Evans , Esq.
Ropes & Gray LLP
December 29, 2020
Page 2


Condition of the Offer, page 52

   3. Refer to the following disclosure in the last paragraph of this section:
  The foregoing
      conditions (the    Offer Conditions   ) shall be in addition to, and not
a limitation of, the
      rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the
      terms of the Merger Agreement.    All of the Offer conditions must be set
forth here so
      that Seacor Holdings shareholders know the scope of the bidders obligation to complete the Offer. Please revise.

   4. In the same paragraph, we note the following statement:    The foregoing
conditions are
      for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions (including any action or inaction by Parent or Purchaser) and (except for the Minimum Tender Condition) may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time, in the sole and absolute discretion of Parent and Purchaser.
While a bidder may
      condition an offer as it chooses, all offer conditions must be objective and outside its control. Revise the quoted language and specifically, the reference to actions or inactions by Parent and Purchaser, to avoid implicating the prohibition against illusory offers.

   5. We note the following additional disclosure in the same paragraph:    The
failure by
      Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right
      which may be asserted at any time and from time to time.    If an Offer
condition is
      triggered, Parent and Purchaser must promptly inform target shareholders whether they will assert the condition and terminate the Offer, or waive it and continue. Revise this language to avoid the implication that they could wait until the end of the Offer to decide or to inform Seacor Holdings shareholders of their intentions (unless, by its terms, the relevant Offer condition (such as the Minimum Tender Condition) cannot be judged until expiration).

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
Please contact me at (202) 551- 3263 with any questions about these comments.


                                                    Sincerely,

                                                    /s/ Christina Chalk

                                                    Christina Chalk
                                                    Senior Special Counsel
                                                    Office of Mergers and
Acquisitions